                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549


                                    SCHEDULE 13D

                     Under the Securities Exchange Act of 1934

                                SUITE 101.COM, INC.
                                -------------------
                                  (Name of Issuer)


                            COMMON STOCK $.01 PAR VALUE
                           ------------------------------
                           (Title of Class of Securities)


                                    865073 10 0
                                   --------------
                                   (CUSIP Number)


                                  284085 B.C. LTD.
                          1122 MAINLAND STREET - SUITE 390
                          VANCOUVER, B.C., CANADA  V6B 5L1
                                    604-682-1400
                   ---------------------------------------------
                   (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)



                                 DECEMBER 10, 1998
                        -----------------------------------
                        Date of Event which Requires Filing
                                 of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


CUSIP NO.  865073 10 0
--------------------------------------------------------------------------------
 1.   Name of Reporting Person                                 284085 B.C. Ltd.
      S.S. or IRS Identification No. of
      Above Person                                             Not Required
--------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a                           (a)   [ ]
      Member of a Group                                        (b)   [X]
--------------------------------------------------------------------------------
 3.   SEC Use Only
--------------------------------------------------------------------------------
 4.   Source of Funds                                          WC
--------------------------------------------------------------------------------
 5.   Check if Disclosure of Legal
      Proceedings is Required Pursuant
      to Items 2(d) or 2(e)                                    Not Applicable
--------------------------------------------------------------------------------
 6.   Citizenship or Place of                                  Province of
      Organization                                             British Columbia
--------------------------------------------------------------------------------
      Number of Shares Beneficially
      Owned by Reporting Person:
                                         7) Sole Voting
                                              Power            1,436,565
                                         ---------------------------------------
                                         8) Shared Voting
                                              Power            -0-
                                         ---------------------------------------
                                         9) Sole Dispositive
                                              Power            1,436,565
                                         ---------------------------------------
                                         10) Shared
                                               Despositive
                                               Power           -0-
--------------------------------------------------------------------------------
 11.  Aggregate Amount Beneficially
      Owned By Each Reporting Person                           1,436,565
--------------------------------------------------------------------------------
 12.  Check if the Aggregate Amount in
      Row (11) Excludes Certain Shares                         Not Applicable
--------------------------------------------------------------------------------
 13.  Percent of Class Represented by
      Amount in Row (11)                                       14.3%
--------------------------------------------------------------------------------
 14.  Type of Reporting Person                                 CO

ITEM 1.        SECURITY AND ISSUER.

     The class of equity securities to which this Statement relates is shares of common stock, par value $.001 per share (the "Shares"), of Suite101.com, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1122 Mainland Street, Suite 390, Vancouver, British Columbia, Canada V6B 5L1.

ITEM 2.        IDENTITY AND BACKGROUND.

     This Statement is being filed by 284085 B.C. Ltd. ("BC Ltd."). BC Ltd. is a corporation organized under the laws of the Province of British Columbia. Its principal business is diversified investing. Its address is 1122 Mainland Street, Suite 390, Vancouver, B.C., Canada V6B 5L1. The name, citizenship, present principal occupation or employment and business address of each Director and executive officer of BC Ltd. and each other person controlling BC Ltd. is set forth in Schedule A hereto.

     Neither BC Ltd. nor any Director or executive officer of BC Ltd. has, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The purchase price for the Shares was 302,785 shares of the capital stock of i5ive communications, inc. ("i5ive").

ITEM 4.        PURPOSE OF TRANSACTION.

          On December 10, 1998, pursuant to an agreement effective October 30, 1998, the Company completed a transaction with i5ive communications, inc. ("i5ive"). In the transaction, the Company issued 1,436,565 shares and 1,739,969 of Common Stock (after reflecting a 1-for-6 reverse stock split of the Company's outstanding shares), to BC Ltd. and Northfield Capital Corporation, respectively, the former shareholders of i5ive, in exchange for all of the outstanding shares of i5ive. In addition, concurrently with the closing of the transaction, Northfield Capital Corporation, Julie M. Bradshaw and Sunny Hirai, both of whom are officers and Directors of i5ive, and two i5ive management employees, acquired from Benitz & Partners Limited, a principal stockholder of the Company, an aggregate of 2,500,000 shares of Common Stock. On the closing of the transaction, Peter L. Bradshaw, an officer, Director and principal shareholder of BC Ltd., Julie M. Bradshaw, the daughter of Mr. Bradshaw, and Sunny H. Hirai, officers and Directors of i5ive, were elected Directors of the Company and the Company's three Directors prior to the closing resigned. As a consequence of the transactions, B.C. Ltd., Northfield Capital

Corporation, Ms. Bradshaw and Mr. Hirai hold an aggregate of 5,610,340 shares of the Company's outstanding Common Stock or approximately 55.8% of the shares outstanding. BC Ltd. is not acting as part of a "group", as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, with such persons with respect to acquiring, holding or disposing of the Shares.

     The purpose or purposes of the acquisition of the Shares by BC Ltd. was a passive investment. Depending on market conditions and other factors, BC Ltd. may acquire additional Shares as it deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. BC Ltd. also reserves the right to dispose of some or all of its Shares in the open market, in privately negotiated transactions to third parties or otherwise.

     As of the date hereof, except as described herein, BC Ltd. does not have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's Certificate of Incorporation or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER.

          (a) As of December 10, 1998, BC Ltd. holds beneficially the following securities of the Company.

                                                        Percentage of shares of
 Title of security                        Amount            Common Stock (1)
---------------------------   --------------------------------------------------
 Common Stock                            1,436,565               14.3%


------------------------
(1) Calculated in accordance with Rule 13d-3.

          (b) BC Ltd. has the sole power to vote or to direct the vote of the Shares held by it and has the sole power to dispose or to direct the disposition of the Shares held by it. By virtue of his relationships with BC Ltd., Peter Bradshaw, may be deemed to beneficially own, as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the Shares which BC Ltd. directly beneficially owns. Such person disclaims beneficial ownership of the Shares for all other purposes.

          (c)  None

          (d)  Not applicable

          (e)  Not applicable


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None


ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.


                 A. Purchase Agreement among the Company and 284085 B.C. Ltd., 284085 B.C. Ltd. and i5ive
                            communications inc.

                 B.         Amendment dated November 18, 1998 to
                            Purchase Agreement among the Company and 284085 B.C. Ltd., 284085 B.C. Ltd. and i5ive
                            communications inc.

                 C. Amendment dated December 1,1998 to Purchase Agreement Among the Company and 284085 B.C. Ltd., 284085 B.C. Ltd. and i5ive
                            Communications inc.

                 D. Amendment dated December 3, 1998 to Purchase Agreement Among the Company and 284085 B.C. Ltd., 284085 B.C. Ltd. and i5ive
                            Communications inc.

                                      SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.



Dated:    December 22, 1998


                              284085 B.C. Ltd.


                              By   /s/ PETER BRADSHAW
                                   --------------------
                                   President

                                     SCHEDULE A


Peter L. Bradshaw, Canadian
Director, President and CEO 284085 BC Ltd.
Director and President Suite101.com Inc.
309 - 1122 Mainland Street, Vancouver, B.C.  V6B 5L1, Canada

Wilber Kanke, Canadian
Director 284085 B.C. Ltd.
President, Kanke Seafood Restaurants Limited
638 - 375 Water Street, Vancouver, B.C.  V6B 5C6, Canada

Mary Ellen Bradshaw, Canadian
Secretary 284085 B.C. Ltd.
Home Maker
401 Hidhurst Place, West Vancouver, B.C.  V7S 1K2, Canada